April 24, 2006

Ms. Joyce Sweeney

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	The Colonial BancGroup, Inc.

Form 10-K for the fiscal year ended December 31, 2005

File No. 001-13508

Dear Ms. Sweeney:

We are in receipt of your letter dated April 13, 2006 with respect to the above referenced filing. Below are the comments set out in your letter followed by our responses.

Comment 1:

We note your disclosure on page 29 that in 2005 you structured a facility in which you sold certain mortgage warehouse loans and mortgage loans held for sale to a wholly-owned special purpose entity which then sold interest in those assets to commercial paper conduits. We also note that you present proceeds from sales of interests in mortgage warehouse loans as investing activities in 2005. Please tell us your basis for presenting these cash flows in the investing activities section of your Statement of Cash Flows. Clarify the difference between the types of mortgage loans that you would classify as held for sale and those you would consider mortgage warehouse loans.

Response:

Mortgage warehouse loans consist of lines of credit extended to third party mortgage companies. They are collateralized by mortgage loans owned by those companies. These assets are loans held for investment purposes. Mortgage loans held for sale consist of retail mortgage loans originated by Colonial for the purpose of resale into the secondary market. Secondly, mortgage loans held for sale include short-term participations in mortgage loans held for sale acquired by Colonial.

In determining the classification of cash flows related to sales of the mortgage warehouse loans, Colonial considered the guidance in SFAS 102 ¶9, which states:

“Some loans are similar to securities in a trading account in that they are originated or purchased specifically for resale and are held for short periods of time. Cash receipts and cash payments resulting from acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at the lower of cost or market value. [footnote omitted] Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investing cash inflows. That is, if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans.”[Emphasis added]

Mortgage warehouse loans are initially acquired and held as investments. Although interests in those loans may subsequently be sold through the facility, the cash flows from those sales are classified as investing activities pursuant to the above guidance.

Comment 2:

We note that your disclosure on page 20 with respect to the 2005 acquisitions of Union Bank and FFLC Bancorp, that there were a diminimus number of loans which fell within the scope of SOP 03-3. Please tell us the composition of the loan portfolios acquired in these acquisitions and how you determined that there were a diminimus number of loans which fell within the scope of this SOP. Quantify the amount of loans acquired and the related allowance that was carried over at the acquisition date for the loans not within the scope of the SOP.

Response:

Information regarding the acquisition date composition of the loan portfolios acquired during 2005 and acquired loans not within the scope of SOP 03-3 was as follows:

	Union Bank (February 10, 2005)	FFLC Bancorp (May 18, 2005)
	(in thousands)
Loan Type

Commercial real estate and construction	$475,480	$369,382
Single-family real estate	89,516	470,958
Other loans	69,593	39,543
Home equity lines	16,549	57,160

Total	$651,138	$937,043

Loans not within the scope of SOP 03-3

Amount acquired	$651,138	$936,400
Allowance carried over	5,917	8,705

Identification Process:

To identify loans that fall within the scope of SOP 03-3, Colonial reviewed loans to determine those that (1) have experienced deterioration of credit quality between origination and the acquisition date and (2) for which it was probable, at acquisition, that Colonial will be unable to collect all contractually required payments receivable. To identify loans that could meet these two criteria, Colonial reviewed loans that were identified (either by the target or Colonial) as past due, non-accrual, or having higher risk ratings. Each identified loan was reviewed to determine the likelihood of repayment, lien perfection, the strength of the underlying collateral and the strength of the borrower(s) and guarantor(s) to determine the expected cash flows. Colonial reviewed the loan’s payment history, financial strength of the individuals/entities involved, valuation of the collateral and the results of operations therefrom (as appropriate).

Since the initial assessments were performed prior to the acquisition date, Colonial (with the assistance of the target bank’s personnel), performed updates to review existing relationships as well as additional relationships which had exhibited payment problems or had been identified as having incrementally increased risk. For loans categorized as nonaccrual by the target bank, Colonial noted that the definition of nonaccrual being utilized by the targets was substantially consistent with the SOP 03-3 definitions and therefore any of these loans that was not previously identified in one of the other categories was scrutinized for impairment under SOP 03-3.

These analyses were utilized to determine the expected cash flows for each identified loan. Colonial compared those expected cash flows to the contractual cash flows under the borrowing agreement. Any loan where the discounted value of the expected cash flows resulted in a deficit was deemed to be impaired under SOP 03-3 with the value of the discounted cash flows being recorded as the book balance at acquisition date.

Colonial’s review of the loans obtained in the Union Bank and FFLC Bancorp acquisitions resulted in a total of nine loans that were deemed to be within the scope of SOP 03-3. All other loans that were considered potentially impaired at that time were adequately secured and supported such that the discounted values of the expected cash flows exceeded the amount of contractual principal and interest. At acquisition the nine impaired loans had outstanding principal balances totaling $663,574 with the present value of expected future cash flows of $642,633.

Comment 3:

We note your disclosure regarding fair value hedges that the critical terms of the interest rate swaps match the terms of the corresponding hedged items and that there were no hedging gains and losses resulting from hedge ineffectiveness for the periods presented. Please tell us whether you use the short-cut method or “matched terms” approach for assuming no ineffectiveness for any of your fair value hedges. If so, please tell us the terms of the swap and hedged item and how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Response:

Colonial does not use the “matched terms” approach for assuming no ineffectiveness for any fair value hedges. Colonial does however use the “short-cut method” for assuming no ineffectiveness in our fair value hedges of long-term FHLB advances and subordinated debt. Details of the terms of each swap and hedged item are included in the attached schedules. We have concluded that we may assume no ineffectiveness in each of these hedging relationships for the following reasons (the letters below correspond with the subparagraphs of SFAS 133 ¶68):

a.	The notional amount of the swap matches the principal amount of the interest-bearing liability being hedged.

b.	The hedging instrument is solely an interest rate swap, and the fair value of the swap at the inception of the hedging relationship is zero. (For all of the swaps utilized as fair value hedges, the terms of the swaps are “at market” on the inception date and no cash changed hands between Colonial and the swap counterparty, therefore verifying that the fair values of the swaps are zero at hedge inception.)

c.	The formula for computing net settlements under the interest rate swap is the same for each net settlement. (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.)

d.	The interest-bearing liability is not prepayable.

dd.	The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for the hedging relationship. (LIBOR)

e.	All other terms in the interest-bearing financial instrument and interest rate swap are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

f.	The expiration date of the swap matches the maturity date of the interest-bearing liability.

g.	There is no floor or cap on the variable interest rate of the swap.

h.	The variable interest rate in the swap reprices on a quarterly basis (and is based upon a 90-day rate), which is frequent enough to justify an assumption that the variable payment is at a market rate.

A summary of our fair value hedges as of December 31, 2005 is included as Exhibit A, and a listing of the critical terms of each swap and hedged item is included as Exhibit B.

As requested in the comment letter, the Company hereby acknowledges that; it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and; the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (334) 240-5062 or (334) 240-5069 facsimile, with any questions or comments concerning this letter.

Respectfully submitted,

/s/ Sarah H. Moore
Sarah H. Moore
Chief Financial Officer
The Colonial BancGroup, Inc.

EXHIBIT A

Summary of Fair Value Hedges as of December 31, 2005:

Hedged Item	Notional Amount
(in thousands)
FHLB Advance # 553	$50,000
FHLB Advance # 554	100,000
FHLB Advance # 567	50,000
FHLB Advance # 568	50,000
FHLB Advance # 569	25,000
FHLB Advance # 570	25,000
FHLB Advance # 571	25,000

Total FHLB Advances	$325,000

9.375% Subordinated Notes	$56,759
8.000% Subordinated Notes	56,686
6.375% Subordinated Notes	280,533

Total Subordinated Notes	$393,978

Total Fair Value Hedges	$718,978

EXHIBIT B

Critical terms of FHLB Advance #553 and the related interest rate swap:

	Hedging Instrument	FHLB Advance
Notional / principal amount	$50 million	$50 million
Fair value at date of inception	$0	N/A
Fixed rate	5.88%	5.88%
Fixed rate accrual basis	Actual / 360	Actual / 360
Fixed payment dates	April 11, July 11, October 11 and January 11	April 11, July 11, October 11 and January 11
Variable rate	3 month LIBOR + 1.155%	N/A
Variable rate accrual basis	Actual / 360	N/A
Variable payment dates	April 11, July 11, October 11 and January 11	N/A
Floor or ceiling on variable rate of swap	No	N/A
Interval between repricings of variable leg of swap	Quarterly	N/A
Termination date	January 11, 2011	January 11, 2011
Call date	Non-callable	Non-callable

Critical terms of FHLB Advance #554 and the related interest rate swap:

	Hedging Instrument	FHLB Advance
Notional / principal amount	$100 million	$100 million
Fair value at date of inception	$0	N/A
Fixed rate	5.975%	5.975%
Fixed rate accrual basis	Actual / 360	Actual / 360
Fixed payment dates	May 2, August 2, November 2 and February 2	May 2, August 2, November 2 and February 2
Variable rate	3 month LIBOR + 1.196%	N/A
Variable rate accrual basis	Actual / 360	N/A
Variable payment dates	May 2, August 2, November 2 and February 2	N/A
Floor or ceiling on variable rate of swap	No	N/A
Interval between repricings of variable leg of swap	Quarterly	N/A
Termination date	May 2, 2011	May 2, 2011
Call date	Non-callable	Non-callable

Critical terms of FHLB Advance #567 and the related interest rate swap:

	Hedging Instrument	FHLB Advance
Notional / principal amount	$50 million	$50 million
Fair value at date of inception	$0	N/A
Fixed rate	5.64%	5.64%
Fixed rate accrual basis	Actual / 360	Actual / 360
Fixed payment dates	January 24, April 24, July 24 and October 24	January 24, April 24, July 24 and October 24
Variable rate	3 month LIBOR + 1.143%	N/A
Variable rate accrual basis	Actual / 360	N/A
Variable payment dates	January 24, April 24, July 24 and October 24	N/A
Floor or ceiling on variable rate of swap	No	N/A
Interval between repricings of variable leg of swap	Quarterly	N/A
Termination date	January 24, 2011	January 24, 2011
Call date	Non-callable	Non-callable

Critical terms of FHLB Advance #568 and the related interest rate swap:

	Hedging Instrument	FHLB Advance
Notional / principal amount	$50 million	$50 million
Fair value at date of inception	$0	N/A
Fixed rate	6.18%	6.18%
Fixed rate accrual basis	Actual / 360	Actual / 360
Fixed payment dates	January 22, April 22, July 22, and October 22	January 22, April 22, July 22, and October 22
Variable rate	3 month LIBOR + 1.383%	N/A
Variable rate accrual basis	Actual / 360	N/A
Variable payment dates	January 22, April 22, July 22, and October 22	N/A
Floor or ceiling on variable rate of swap	No	N/A
Interval between repricings of variable leg of swap	Quarterly	N/A
Termination date	January 22, 2013	January 22, 2013
Call date	Non-callable	Non-callable

Critical terms of FHLB Advance #569 and the related interest rate swap:

	Hedging Instrument	FHLB Advance
Notional / principal amount	$25 million	$25 million
Fair value at date of inception	$0	N/A
Fixed rate	5.00%	5.00%
Fixed rate accrual basis	Actual / 360	Actual / 360
Fixed payment dates	February 28, May 28, August 28, and November 28	February 28, May 28, August 28, and November 28
Variable rate	3 month LIBOR + 0.719%	N/A
Variable rate accrual basis	Actual / 360	N/A
Variable payment dates	February 28, May 28, August 28, and November 28	N/A
Floor or ceiling on variable rate of swap	No	N/A
Interval between repricings of variable leg of swap	Quarterly	N/A
Termination date	November 28, 2011	November 28, 2011
Call date	Non-callable	Non-callable

Critical terms of FHLB Advance #570 and the related interest rate swap:

	Hedging Instrument	FHLB Advance
Notional / principal amount	$25 million	$25 million
Fair value at date of inception	$0	N/A
Fixed rate	5.535%	5.535%
Fixed rate accrual basis	Actual / 360	Actual / 360
Fixed payment dates	October 25, January 25, April 25 and July 25	October 25, January 25, April 25 and July 25
Variable rate	3 month LIBOR + 1.3525%	N/A
Variable rate accrual basis	Actual / 360	N/A
Variable payment dates	October 25, January 25, April 25 and July 25	N/A
Floor or ceiling on variable rate of swap	No	N/A
Interval between repricings of variable leg of swap	Quarterly	N/A
Termination date	April 25, 2011	April 25, 2011
Call date	Non-callable	Non-callable

Critical terms of FHLB Advance #571 and the related interest rate swap:

	Hedging Instrument	FHLB Advance
Notional / principal amount	$25 million	$25 million
Fair value at date of inception	$0	N/A
Fixed rate	4.91%	4.91%
Fixed rate accrual basis	Actual / 360	Actual / 360
Fixed payment dates	March 5, June 5, September 5 and December 5	March 5, June 5, September 5 and December 5
Variable rate	3 month LIBOR + 0.6325%	N/A
Variable rate accrual basis	Actual / 360	N/A
Variable payment dates	March 5, June 5, September 5 and December 5	N/A
Floor or ceiling on variable rate of swap	No	N/A
Interval between repricings of variable leg of swap	Quarterly	N/A
Termination date	December 5, 2011	December 5, 2011
Call date	Non-callable	Non-callable

Critical terms of the 9.375% Subordinated Notes and the related interest rate swaps:

	Hedging Instrument	Subordinated Notes
Notional / principal amount	$56.759 million	$56.759 million
Fair value at date of inception	$0	N/A
Fixed rate	6.0975%	9.375%
Fixed rate accrual basis	30 / 360	30 / 360
Fixed payment dates	June 1 and December 1	June 1 and December 1
Variable rate	3 month LIBOR + 0.0%	N/A
Variable rate accrual basis	Actual / 360	N/A
Variable payment dates	March 1, June 1, September 1 and December 1	N/A
Floor or ceiling on variable rate of swap	No	N/A
Interval between repricings of variable leg of swap	Quarterly	N/A
Termination date	June 1, 2011	June 1, 2011
Call date	Non-callable	Non-callable

Critical terms of the 8.000% Subordinated Notes and the related interest rate swaps:

	Hedging Instruments	Subordinated Notes
Notional / principal amount	$56.686 million	$56.686 million
Fair value at date of inception	$0	N/A
Fixed rate	8.000%	8.000%
Fixed rate accrual basis	30 / 360	30 / 360
Fixed payment dates	September 15 and March 15	September 15 and March 15
Variable rate	3 month LIBOR + 4.0106% (weighted average)	N/A
Variable rate accrual basis	Actual / 360	N/A
Variable payment dates	September 15, December 15, March 15, June 15	N/A
Floor or ceiling on variable rate of swaps	No	N/A
Interval between repricings of variable legs of swaps	Quarterly	N/A
Termination date	March 15, 2009	March 15, 2009
Call date	Non-callable	Non-callable

Critical terms of the 6.375% Subordinated Notes and the related interest rate swaps:

	Hedging Instruments	Subordinated Notes
Notional / principal amount	$280.533 million	$280.533 million
Fair value at date of inception	$0	N/A
Fixed rate	6.375%	6.375%
Fixed rate accrual basis	30 / 360	30 / 360
Fixed payment dates	June 1 and December 1	June 1 and December 1
Variable rate	3 month LIBOR + 1.26277% (weighted average)	N/A
Variable rate accrual basis	Actual / 360	N/A
Variable payment dates	March 1, June 1, September 1 and December 1	N/A
Floor or ceiling on variable rate of swaps	No	N/A
Interval between repricings of variable legs of swaps	Quarterly	N/A
Termination date	December 1, 2015	December 1, 2015
Call date	Non-callable	Non-callable